EXHIBIT 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS

Three and Six Months Ended July 31, 2024

This following Management's Discussion and Analysis (“MD&A”) is prepared as of September 25, 2024 and provides a review of the financial condition and results of operations for BetterLife Pharma Inc. (the "Company" or “BetterLife”) for the three and six months ended July 31, 2024. This MD&A should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements and notes thereto for the three and six months ended July 31, 2024 and 2023, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee.  The financial information presented in this MD&A is derived from the unaudited condensed consolidated interim financial statements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information including the Company’s future plans. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. Such forward looking information, including but not limited to statements pertaining to Company’s future plans and management’s belief as to the Company’s potential involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company and its operations to be materially different from estimated costs or results expressed or implied by such forward-looking statements. Forward looking information is based on management’s expectations regarding future growth, results of operations, future capital and other expenditures (including the amount, nature and sources of funding for such expenditures), business prospects and opportunities. Forward looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the risks associated with the commercial viability of any products the Company is in the process of developing, delays or changes in plans with respect to any products, costs and expenses, the risk of foreign exchange rate fluctuations, risks associated with securing the necessary regulatory approvals and financing to proceed with any planned business venture, product development, and risks and uncertainties regarding the potential to economically scale and bring to profitability any of the Company’s current or planned endeavors. Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause the results of the Company’s business to not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. See the “Risks and Uncertainties” section of this MD&A for a further description of these risks. The forward-looking information included in this MD&A is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information.

BUSINESS OVERVIEW

BetterLife is a publicly traded corporation incorporated on June 10, 2002 in the Province of British Columbia, Canada under the name “649186 B.C. Ltd.”. On September 9, 2003, the Company changed its name to “Xerxes Health Corp.”.  On June 26, 2007, it changed its name to “Neurokine Pharmaceuticals Inc.”.  On April 7, 2015, the Company changed its name to “Pivot Pharmaceuticals Inc.” and on December 5, 2019, it changed its name to “BetterLife Pharma Inc.”.  The Company’s principal executive office is located at 1275 West 6th Avenue, #300, Vancouver, B.C. Canada V6H 1A6.  BetterLife’s common shares are traded on the Canadian Securities Exchange under the symbol “BETR”.

BetterLife is an emerging biotechnology company primarily focused on developing compounds for the treatment of mental disorders. BetterLife is also refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight viral infections.

The Company’s management team has implemented a business-minded and cost-conscious approach to product research and development and will use contract development and manufacturing organizations on a fee for service basis to perform any research, development or production that is required.

Business Developments

On December 18, 2020, the Company acquired 100% of the assets in Nutraneeds LLC (“Nutraneeds”) in an all-stock transaction.  The assets acquired address unmet mental health needs through the development of patented next generation psychedelic therapeutics, including the lysergic acid diethylamide (“LSD”) derivative 2-Bromo-LSD.

In December 2022, the Company formally ceased development of its AP-002 program.  AP-002 drug product was an organo-gallium complex whose drug substance is tris (8-quinolinolato) gallium(III) and was a potential candidate to treat cancers.

Product Description and Target Disease

BETR-001’s active chemical is 2-bromo-lysergic acid diethylamide (“2-bromo-LSD”). BETR-001 is a non-hallucinogenic LSD derivative molecule that is believed to mimic the projected therapeutic potential of LSD without the burden of its hallucinogenic effects. Human clinical trials were conducted several decades ago with 2-bromo-LSD synthesized from LSD. These trials showed that 2-bromo-LSD did not cause hallucinations. There has been accumulating evidence that LSD may be effective in treating neuropsychiatric disorders such as depression and anxiety. LSD’s hallucinogenic properties are believed to arise from its pharmacological effects on the serotonin 5HT2A receptor. The 2-bromo modification on the LSD structure is proposed to alter the pharmacological effect of the compound on the 5HT2A receptor, and lead to 2-bromo-LSD’s non-hallucinogenic properties compared to LSD, while maintaining its therapeutic potential.  Previously, 2-bromo-LSD has been tested in studies in humans, mainly in healthy subjects. Most of these studies were conducted in the 1950s. In 2010, a case series study in cluster headaches was reported showing that treatment with 2-bromo-LSD was effective against cluster headaches. The Company plans to develop BETR-001 to treat mental health disorders including but not limited to major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.  BETR-001 is orally administered. The Company’s intended goal is to develop BETR-001 as a patient self-administered medication prescribed by a psychiatrist. In terms of regulations, 2-bromo-LSD per se is not usually classified as a controlled substance, but if its synthesis uses LSD as starting material, the synthesis falls under Schedule 1 controlled substance regulations. The Company has developed and uses a manufacturing process pathway that does not use LSD as starting material to make 2-bromo-LSD, a manufacturing process that is protected by the Company’s issued and provisional patents. This manufacturing is therefore not subject to Schedule 1 controlled substance restrictions, and the Company can move ahead with BETR-001 large scale synthesis without these restrictions.

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BETR-002’s active pharmaceutical ingredient is dihydrohonokiol-B (“DHH-B”). DHH-B is a derivative of honokiol, which is the active anxiolytic (anti-anxiety) ingredient of magnolia bark extracts. Magnolia bark extracts have been used in traditional Chinese medicines for centuries as anxiolytic medication.  Several animal studies on safety and anxiolytic efficacy of honokiol/magnolia bark extract have been published1.  Only two human clinical trials have been published on honokiol (given as magnolia bark extract)2.  Magnolia bark extract/honokiol is sold as a nutraceutical.  DHH-B has been shown in animal studies to have significantly (20x) more anxiolytic activity than its parent molecule honokiol3. Animal studies have also shown that DHH-B does not have the side effects of benzodiazepines4 and not to be addictive like benzodiazepines5.  No human clinical trials have been conducted on DHH-B.  BETR-002 is DHH-B formulated in the Company’s patented formulation (provisional) to overcome DHH-B’s insolubility and poor bioavailability for potential treatment of anxiety and other neuro-psychiatric disorders. The Company intends to develop DHH-B as a treatment of anxiety related disorders including benzodiazepine dependency.

MM-001 is a topical formulation of recombinant human IFNa2b based on the patented Biphasix™ drug formulation technology. The Biphasix formulation allows stable cream formulation of IFNa2b and its delivery across the dermis/mucosa, with minimal systemic exposure. MM-001 is being developed as topical cream for local intravaginal use to treat HPV-induced Cervical Intraepithelial Neoplasia (“CIN”), the precursor to cervical neoplasia. Current treatments of advanced CIN are all based on invasive surgical procedures. MM-001 is being developed to be a non-invasive, self-administered treatment for CIN, with minimal side effects. Small human MM-001 Phase 1-2 trials have been completed. The IFNa2b used to manufacture the MM-001 in these previous Phase 1-2 trials were sourced from outside the Company. The Company intends to complete the development of its own patent pending recombinant human IFNa2b and use that in future development of MM-001.

MM-003 is a patent pending proprietary recombinant human interferon alpha-2b (“IFNa2b”) inhalation formulation. IFNa2b is a known broad acting anti-viral protein that is normally naturally synthesized by the body’s cells as the first line of defense against viral infections. IFNa2b has been registered and marketed for decades as Intron® A for use as intravenous, intramuscular, sub-cutaneous or intra-lesional injections to treat various kinds of cancers and hepatitis B and C. In recent studies, IFNa2b has been shown to be effective in slowing SARS-CoV-2 viral replication, and a human trial published Friday May 15, 2020 in Frontiers of Immunology titled "Interferon-a2b Treatment for COVID-19", indicated that inhaled IFNa2b had therapeutic efficacy in COVID-19 disease. The Company has developed its own patent pending recombinant human IFNa2b and inhalation formulation, and intends to develop MM-003 as an inhaled IFNa2b for treatment of respiratory viral infections, such as but not limited to COVID-19.

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1 Review Sarrica et al 2018

2 Kalman et al 2008; Campus et al 2011

3 Kuribara et al 2000 J Pharm Pharmacol

4 Benzodiazepines include Xanax™, Valium™, Klonopin™ and Ativan™

5 Kuribara et al 2000 J Pharmacol Biochem & Behaviour; Maruyama et al 2001

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Product Current Stage of Development

2-bromo-LSD, the active ingredient in BETR-001, as synthesized by others, has been tested in human studies previously, mainly in healthy subjects. Most of these human studies were conducted at the end of the 1950’s and early 1960’s. The CMC (chemistry, manufacturing, controls) specifications of the 2-bromo-LSD in these studies is not known. Therefore, for purposes of US Food and Drug Administration (“FDA”) or other health regulatory authority purposes to start human clinical trials, BETR-001 is classified as a new molecular entity and is currently at the preclinical stage of development.

BETR-002 has not been tested in human studies. It is currently in preclinical stage of development.

The active pharmaceutical ingredient in both MM-001 and MM-003 are the same. It is recombinant human IFNa2b. A proprietary recombinant human IFNa2b produced in E. coli is under development, which will provide the drug substance to be used for both the MM-001 cream or MM-003 inhalation formulations.

For health regulatory authority purposes to start human clinical trials, MM-001 is considered clinical stage and with certain bridging studies (to be confirmed), it can potentially begin Phase 2 studies.

For health regulatory authority purposes to start human clinical trials, MM-003 is considered to be at preclinical stage of development.

Product Current Regulatory Status, Development Strategy and Projected Timelines

BetterLife is currently completing GMP manufacturing of BETR-001 oral capsules. Simultaneously, BetterLife has started and plans to complete all the necessary preclinical and investigational new drug (“IND”) enabling toxicology studies. Upon clearance of the IND, BetterLife currently plans to conduct a randomized placebo controlled Phase 1A clinical trial in healthy volunteers, which will then be followed with a randomized placebo controlled Phase 1B-2 trial in patients with depression or anxiety disorders.

BetterLife intends to set up GMP manufacturing of BETR-002, and alongside complete all the necessary preclinical and IND enabling toxicology studies. The timing of BETR-002 IND and clinical trials is currently under assessment. As currently foreseen, the BETR-002 IND will be followed with a randomized placebo controlled Phase 1 clinical trial in healthy volunteers, which will then be followed with a randomized placebo controlled Phase 2 trial treating benzodiazepine dependency.

The previously completed MM-001 Phase 1-2 trials were conducted using MM-001 which had IFNa2b provided by Merck & Co. under a supply agreement, which is now terminated. The Company is now manufacturing its own proprietary IFNa2b to be used in manufacturing of MM-001 for all future trials. MM-001 has a US IND. The MM-001 IND is currently inactive. With MM-001 manufactured using the Company’s own IFNa2b, the Company plans to file a new IND under which the MM-001 Phase 2b will be conducted in US. The timing of MM-001 IND and clinical trials is currently under reassessment.

The manufacturing and formulation work for MM-003 is currently ongoing. A pre-IND discussion has been conducted with the FDA for use of MM-003 inhalation in COVID-19. Based on FDA feedback, an inhalation GLP toxicology study in rats using MM-003, is under planning.  Given the advent of effective SARS-CoV-2 vaccines, the MM-003 development timing and path are being currently reassessed. IFNa2b is a broad acting anti-viral agent, and studies show that it is effective against many viruses. The timing of MM-003 IND and clinical trials is currently under reassessment.

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DISCUSSION OF OPERATIONS

Following is a discussion of the Company’s financial results for the three and six months ended July 31, 2024, compared to the comparative periods in the prior fiscal year.

	THREE MONTHS ENDED		SIX MONTHS ENDED
	July 31, 2024	July 31, 2023	July 31, 2024	July 31, 2023
Revenue	$nil	$nil	$nil	$nil
Operating expenses	(1,168,757)	(926,977)	(3,491,408)	(1,763,885)
Other income (expense):
Accretion expense	(164,440)	nil	(191,262)	nil
Change in financial guarantee liability	nil	(78,515)	nil	14,785
Change in unrealized gains/losses on warrant liabilities	(68,739)	(16,007)	(150,174)	(233,715)
Gain from extinguishment/ forgiveness of debts	nil	nil	112,442	nil
Interest expense	(46,348)	(5,872)	(82,632)	(7,527)
Other	nil	(249)	nil	(947)
Recovery of penalty expense	nil	nil	305,437	nil
Net (loss) income	$(1,448,284)	$(1,027,620)	$(3,497,597)	$(1,991,289)

Net loss for the three and six months ended July 31, 2024 increased as compared to the prior comparative periods due to an increase in accretion and interest expense on convertible debentures issued during the period.  Net losses also increased due to increases in operating expenses (discussed below).   The increase in net loss was offset by a gain recorded on forgiveness/extinguishment of debts, related to the forgiveness of accrued advisory fees by certain of the Company’s directors, as well as recovery of penalty expense.

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Expenses

	THREE MONTHS ENDED		SIX MONTHS ENDED
	July 31, 2024	July 31, 2023	July 31, 2024	July 31, 2023
Consulting fees	$222,538	$106,011	$803,044	$220,978
Foreign exchange loss (gain)	57,724	(87,597)	113,110	(17,136)
General and administrative	76,095	74,821	135,879	163,340
Professional fees	270,529	184,570	410,778	354,797
Research and development	270,287	184,799	385,118	251,444
Wages, salaries and employment expenses	271,584	464,373	1,643,479	790,462
Operating expenses	$1,168,757	$926,977	$3,491,408	$1,763,885

Operating expenses for the six months ended July 31, 2024 increased from the comparative prior period due to 2.2 million share purchase options, valued at approximately $1.6 million, granted to directors, officers and consultants by MedMelior Inc. (“MedMelior”), subsidiary of the Company, which increased consulting fees and wages, salaries and employment expenses.

For the three and six months ended July 31, 2024, there were slight increases in professional fees and research and development expense.  Pre-clinical studies, such as animal cardiopulmonary function, gene mutation, IND-enabling metabolism and genotoxicity GLP studies for BETR-001, were initiated and/or completed during the 2024 period.

The table below presents material components of general and administrative expense:

	THREE MONTHS ENDED		SIX MONTHS ENDED
	July 31, 2024	July 31, 2023	July 31, 2024	July 31, 2023
Conferences	$nil	$4,026	$2,689	$6,716
Information technology	870	413	1,654	2,503
Investor relations	24,000	24,000	48,000	48,000
Office	8,195	7,103	14,531	23,947
Press release	7,404	6,713	13,852	21,046
Public listing expense	21,158	26,000	33,439	40,218
Shareholder expense	9,153	nil	11,736	9,761
Telecommunications	1,064	nil	1,064	nil
Travel, meals and entertainment	nil	1,645	nil	2,681
Website costs	4,251	4,921	8,914	8,468
	$76,095	$74,821	$135,879	$163,340

General and administrative expense for the three months ended July 31, 2024 was relatively consistent with the three months ended July 31, 2023.  For the six months ended July 31, 2024, general and administrative expense decreased as compared to 2023 due primarily to decreases in office, press release and public listing expense.

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SUMMARY OF QUARTERLY RESULTS AND FOURTH QUARTER

The following table presents a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	QUARTERS ENDED
	July 31, 2024	April 30, 2024	January 31, 2024	October 31, 2023
Total revenue	$nil	$nil	$nil	$nil
Net income (loss)	$(1,448,284)	$(2,049,311)	$(693,485)	$(213,736)
Net income (loss) per share – basic	$(0.01)	$(0.02)	$(0.01)	$(0.00)
Net income (loss) per share - diluted	$(0.01)	$(0.02)	$(0.01)	$(0.00)

	QUARTERS ENDED
	July 31, 2023	April 30, 2023	January 31, 2023	October 31, 2022
Total revenue	$nil	$nil	$nil	$nil
Net income (loss)	$(1,027,620)	$(963,669)	$(579,763)	$(4,679,211)
Net income (loss) per share – basic	$(0.01)	$(0.01)	$(0.00)	$(0.05)
Net income (loss) per share - diluted	$(0.01)	$(0.01)	$(0.00)	$(0.05)

Net loss for the quarter ended October 31, 2022 was higher than the other quarters as it included share-based payment expense, included within consulting fees, as a result of the issuance of 3.5 million common shares of MedMelior valued at approximately $3 million and issued for services rendered.

During the quarters ended July 31, 2022 to January 31, 2024, the Company continued its efforts in minimizing expenditures, resulting in a trend of decreasing net quarterly losses.   Net loss for the quarter ended April 30, 2024 was higher than the previous quarters as well as the July 31, 2024 quarter due mainly to the increase in share-based payment expense related to 2.2 million share purchase options, valued at approximately $1.6 million and granted by MedMelior to officers, directors and consultants.

LIQUIDITY AND CAPITAL RESOURCES

The Company manages its liquidity risk by reviewing, on an ongoing basis, its capital requirements and capital structure.  The Company makes adjustments to its capital structure in light of changes in economic conditions and the risk characteristics of its assets.  To maintain or adjust its capital structure, BetterLife may issue new common shares or debenture, acquire or dispose of assets or adjust the amount of cash.  While the Company has incurred losses to date, with an accumulated deficit of $118,461,982 at July 31, 2024, management expects to continue to fund its development efforts through its access to public capital markets.  However, there can be no assurance that it will gain adequate market acceptance for its projects or be able to generate sufficient positive cash flow to achieve its business plans. Therefore, the Company is subject to risks including, but not limited to, its inability to raise additional funds through equity and/or debt financing to support ongoing operations. See “Risks and Uncertainties”.

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Working Capital

The following table presents the Company’s working capital at July 31 and January 31, 2024:

	July 31, 2024	January 31, 2024
Current assets	$449,699	$324,746
Current liabilities	$6,258,797	6,826,882
Working capital deficiency	$(5,809,098)	$(6,502,136)

Working capital deficiency improved as compared to January 31, 2024.  During the six months ended July 31, 2024, the Company issued convertible debentures for net proceeds of $1.2 million and common shares and share purchase warrants for proceeds of $705,000.  During the current period, accrued advisory fees of $107,904 were forgiven by certain of the Company’s directors and accrued compensation of $284,000 for officers were settled through the issuance of 1,893,333 common shares of MedMelior.

Statements of Cash Flows

The following table presents the Company’s cash flows for the six months ended July 31, 2024 and 2023:

	SIX MONTHS ENDED
Net cash provided by (used in):	July 31, 2024	July 31, 2023
Operating activities	$(1,860,535)	$(1,821,407)
Investing activities	nil	nil
Financing activities	1,949,440	1,874,143
Effect of foreign exchange rate changes on cash	16	(51)
Increase in cash for the period	$88,921	$52,685

During the six months ended July 31, 2024, the Company issued convertible debentures for net proceeds of $1.2 million and common shares and share purchase warrants for proceeds of $705,000.  During the six months ended July 31, 2023, the Company issued common shares and share purchase warrants for net proceeds of $1.8 million.

Commitments and Contingencies

In November 2019, the Company’s former chief executive officer filed an originating application with the Superior Court in the province of Quebec for damages stemming from a termination of employment.  The former chief executive officer was seeking payment of amounts totaling approximately $1 million, exercisability of his stock options until the original expiry dates, issuance of 600,000 stock options and an order that the Company not issue further common shares.  In December 2023, this claim was settled for $120,000 to be paid in 12 equal monthly instalments beginning January 1, 2024.

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In March 2021, Olymbec Development Inc. (“Olymbec”) filed a judicial demand before the Superior Court (Civil Division) of Quebec and a judgement for a safeguard order was obtained by Olymbec against Pivot Pharmaceuticals Manufacturing Corp. (“Pivot”), a former subsidiary, and the Company, as guarantor of the lease at 285-295 Kesmark Street, Quebec (the “Lease”), ordering Pivot and the Company to jointly pay the full amount of the Lease on the first day of each month.  In May 2021, a judgement for a safeguard order was issued ordering Pivot and the Company to provide post-dated cheques for monthly lease payments for the months of June through November 2021.  In June 2021, a judgement granted Pivot and the Company until June 30, 2021 to pay the outstanding lease totaling $124,223 and to deliver post-dated cheques each in the amount of $49,410.51 for monthly lease payments for the months of July through November 2021, which were completed.   Olymbec is also claiming administrative fees of approximately $36,500 resulting from Pivot’s default on its monthly lease.  On October 11, 2023, the trial on merits of Olymbec’s claim was scheduled for December 16, 2024. On October 25, 2023, Olymbec terminated the Lease.  An order for Pivot’s bankruptcy (“Pivot Bankruptcy”) was granted on December 11, 2023 by the Superior Court (Commercial Division) of Quebec.  Such bankruptcy proceedings are ongoing and the Company is aware that Olymbec may be claiming amounts in the Pivot Bankruptcy proceedings for rental arrears, administrative fees, termination penalty and damages of up to $1.1 million.

The Company is a guarantor on the Lease, which was assigned together with the sale of Pivot in October 2020 pursuant to which the Company has recorded a financial guarantee liability of $1,141,262 (January 31, 2024 - $1,141,262) based on its best estimate of potential future loss.

The Company and MedMelior were named as defendants in a lawsuit before the Supreme Court of the State of New York, New York County (“State Court”) by a former director of MedMelior, who served as director prior to MedMelior’s amalgamation with the Company. This former director filed a verified complaint on January 20, 2022, seeking compensatory and punitive damages in amounts believed by the Company to be in excess of US$2 million and US$10 million, respectively. During March 2022, the Company filed a motion to dismiss the complaint on the basis of inconvenient forum and for lack of jurisdiction.  On December 1, 2022, following oral argument on the motion, the State Court dismissed the complaint in its entirety.  On April 29, 2022, in response to the Company’s then-pending motion to dismiss, the former director filed a separate, parallel action, naming the Company and MedMelior before the United States District Court for the Southern District of New York (“Federal Court”), asserting substantially the same claims as in the State Court action.  On March 3, 2023, the Company filed a motion to dismiss the claims filed in the Federal Court on the basis of inconvenient forum and for lack of jurisdiction.  On November 27, 2023, the Federal Court dismissed the claims in their entirety.  With dismissals by both the State and Federal Courts, the former director’s claims against the Company and MedMelior are no longer pending in the United States.

In January 2022, a statement of claim was filed against the Company by a third party for breach of a marketing contract.  In March 2023, this claim was settled for $30,000.

In March 2022, MedMelior filed a notice of civil claim against its former pre-Amalgamation directors in the Supreme Court of British Columbia for breach of fiduciary and statutory duties and breach of contract.  Relief sought include general and special damages.

At July 31, 2024, certain of the Company’s research and development programs, with a total contracted amount of $5.34 million, were in progress of which the Company has paid $3.40 million and a further $1.94 million remains to be paid in future periods.

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RISKS AND UNCERTAINTIES

Financial Risks

Credit Risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash is held through reputable financial institutions in Canada and Australia.  The carrying amounts of cash represent the maximum exposure to credit risk.  As at July 31, 2024, this amounted to $126,305.

Interest Rate Risk

Interest rate risk is the risk that fair values of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is not exposed to significant interest rate risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company manages liquidity risk through the management of its capital structure.  Accounts payable and accrued liabilities, due to related parties, financial guarantee liability and interest payable portion of convertible debentures are due within the current operating period.

Currency Risk

Currency risk is the risk of loss due to fluctuation of foreign exchange rates and the effects of these fluctuations on foreign currency denominated monetary assets and liabilities.  A 5% change in exchange rates will increase or decrease the Company’s loss by approximately $182,000.  The Company does not invest in derivatives to mitigate these risks.

Business Risks

The Company is exposed to a number of “Risk Factors”, which are summarized below:

•	There is substantial doubt as to whether the Company will continue operations. If the Company discontinues operations, shareholders could lose their investment.
•	The Company has incurred operating losses in each year since inception and may continue to incur substantial and increasing losses for the foreseeable future. The Company also has negative capital cash flows from operating activities. If the Company cannot generate sufficient revenues to operate profitably or with positive cash flow from operating activities, it may suspend or cease its operations.
•	The Company will require substantial additional funds to complete its development and commercialization activities, and if such funds are not available, the Company may need to significantly curtail or cease operations.
•	The Company’s inability to complete its development projects in a timely manner could have a material adverse effect of the results of operations, financial condition and cash flows.
•	The Company may not commence or complete clinical testing for any of its prospective pharmaceutical products and the commercial value of any clinical study will depend significantly upon the Company’s choice of indication and patient population selection. If BetterLife is unable to commence or complete clinical testing or if it makes a poor choice in terms of clinical strategy, the Company may never achieve revenues.

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•	The Company will rely on third parties to conduct its research, development and manufacturing activities. If these third parties do not perform as contractually required, fail to meet the Company’s manufacturing requirements and applicable regulatory requirements or otherwise expected, the Company may not be able to commercialize its products, which may prevent the Company from becoming profitable.
•	If the Company is unable to establish a sales, marketing and distribution infrastructure or enter into collaborations with partners to perform these functions, it may not be successful in commercializing its product candidates.
•	The Company’s product candidates may never gain market acceptance, which could prevent the Company from generating revenues.
•	The Company faces potential product liability exposure, and any claim brought against the Company may cause it to divert resources from normal operations or terminate selling, distributing and marketing any of its products. This may cause BetterLife to cease its operations as it relates to that product.
•	The manufacturing of all of the Company’s products will be subject to ongoing regulatory requirements, and may therefore be the subject of regulatory or enforcement action. The associated costs could prevent the Company from achieving its goals or becoming profitable.
•	Since certain of the Company’s directors are located outside of Canada, shareholders may be limited in their ability to enforce Canadian civil actions against the Company’s directors for damages to the value of their investment.
•	The Company plans to indemnify its directors and officers against liability to the Company and its security holders, and such indemnification could increase its operating costs.
•	The Company has no sources of product revenue and it will not be able to maintain operations and research and development without sufficient funding.
•	The Company is highly dependent upon certain key personnel and their loss could adversely affect the Company’s ability to achieve its business objectives.
•	If the Company breaches any of the agreements under which it licenses rights to product candidates or technology from third parties, it can lose license rights that are important to its business. The Company’s current license agreements may not provide an adequate remedy for breach by the licensor.
•	Preclinical and clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results and the Company’s product candidates may not have favorable results in later trials or in the commercial setting.
•	If the Company is unable to enroll subjects in clinical trials, it will be unable to complete these trials on a timely basis.
•	If the Company’s competitors develop and market products that are more effective than the Company’s existing product candidates or any products that it may develop, or obtain marketing approval before the Company does, the Company’s products may be rendered obsolete or uncompetitive.
•	The Company relies on contract manufacturers over whom it has limited control. If the Company is subject to quality, cost or delivery issues with the preclinical and clinical grade materials supplied by contract manufacturers, its business operations could suffer significant harm.
•	The Company’s future success is dependent primarily on the regulatory approval of a single product.
•	The Company will be subject to extensive government regulation that will increase the cost and uncertainty associated with gaining final regulatory approval of its product candidates.

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•	The Company’s products may become subject to unfavorable pricing regulations, third-party coverage and reimbursement practices or healthcare reform initiatives, thereby having an adverse effect on its business.
•	Negative results from clinical trials or studies of others and adverse safety events involving the targets of the Company’s products may have an adverse impact on future commercialization efforts.
•	The Company faces the risk of product liability claims, which could exceed its insurance coverage and produce recalls, each of which could deplete cash resources.
•	Changes in government regulations, although beyond the Company’s control, could have an adverse effect on its business.
•	The Company’s discovery and development processes may involve the use of companion diagnostics or biomarkers.
•	Significant disruption in availability of key components for ongoing preclinical and clinical studies could considerably delay completion of potential clinical trials, product testing and regulatory approval of potential product candidates.
•	The Company’s products or technologies may need to be used in connection with third-party technologies or products.
•	The Company may pursue other business opportunities in order to develop its business and/or products.
•	Generally, a litigation risk exists for any company that may compromise its ability to conduct the Company’s business.
•	The Company’s success depends on its ability to effectively manage its growth.
•	It may be difficult for non-Canadian investors to obtain and enforce judgments against the Company because of its Canadian incorporation and presence.
•	Significant disruptions of information technology systems or security breaches could adversely affect the Company’s business.

Risks Related to BetterLife’s Intellectual Property

•	If the Company is unable to maintain and enforce its proprietary intellectual property rights, it may not be able to operate profitably.
•	If the Company is the subject of an intellectual property infringement claim, the cost of participating in any litigation could cause the Company to go out of business.
•

The Company may, in the future, be required to license patent rights from third-party owners in order to develop its products candidates. If the Company cannot obtain those licenses or if third party owners do not properly maintain or enforce the patents underlying such licenses, the Company may not be able to market or sell its planned products.

•	The Company’s reliance on third parties requires it to share its trade secrets, which increases the possibility that a competitor will discover them.

Risks Associated with BetterLife’s Securities

•

Trading on the OTC Bulletin Board and the Canadian Securities Exchange (the “CSE”) may be volatile and sporadic, which could depress the market price of the Company’s common shares and make it difficult for its shareholders to resell their shares.

•

The Company’s common share is or may be considered a penny stock. Trading of BetterLife’s common shares may be restricted by the SEC’s penny stock regulations and FINRA’s sales practice requirements, which may limit a shareholder’s ability to buy and sell their shares.

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•	Shareholders will experience dilution or subordinated stockholder rights, privileges and preferences as a result of the Company’s financing efforts.
•	The Company does not intend to pay dividends and there will thus be fewer ways in which shareholders are able to make a gain on their investment, if at all.
•	The price of the Company’s shares may be subject to fluctuation in the future based on market conditions.

The Company has sought to identify what it believes to be the most significant risks to its business, but it cannot predict whether, or to what extent, any of such risks may be realized nor can it guarantee that it has identified all possible risks that might arise. Investors should carefully consider all of such risk factors before making an investment decision with respect to BetterLife’s common shares.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, results of operations or cash flows.

TRANSACTIONS BETWEEN RELATED PARTIES

During the six months ended July 31, 2024, BetterLife entered into transactions and had outstanding balances with various related parties. The transactions with related parties are in the normal course of business.

Key Management Compensation

Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company and includes the chief executive officer, chief operating officer and chief financial officer. During the three and six months ended July 31, 2024, compensation of key management and directors of the Company, consisting of salaries, director fees and share-based payments, totaled $349,034 and $1,864,352, respectively (three and six months ended July 31, 2023 - $491,972 and $848,234, respectively), of which $93,584 and $1,354,295, respectively, were share-based payments related to share purchase options (three and six months ended July 31, 2023 - $223,920 and $310,844, respectively). During the six months ended July 31, 2024:

•	No share purchase options were granted to directors and officers (six months ended July 31, 2023 – 5,595,000)
•	No share purchase options for officers expired (six months ended July 31, 2023 – 700,000).
•	MedMelior granted 1,800,000 share purchase options to the Company’s officers and directors (six months ended July 31, 2023 – nil).

Other Related Party Transactions

At July 31, 2024, the Company owed $883,477 to key management and directors (January 31, 2024 - $1,295,199), of which $231,527 bear interest at 8% per annum (January 31, 2024 - $229,781) and accounts payable and accrued liabilities include $552,360 owed to a former director of MedMelior (January 31, 2024 - $535,880).

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Other related party transactions include:

•	In July 2024, outstanding compensation to the Company’s officers totaling $284,000 were settled through the issuance of 1,893,333 common shares of MedMelior.
•

In July 2024, $125,000 and $100,000 of convertible debentures originally issued to the Company’s Chief Executive Officer in December 2023 and March 2024, respectively, were converted into a total of 2,250,000 common shares and 2,250,000 share purchase warrants.

•	In June 2024, the Company issued 500,000 common shares and 500,000 share purchase warrants to its Chief Executive Officer for gross proceeds of $50,000.
•	In April 2024, $107,904 of accrued advisory fees to directors were forgiven.
•	In March 2024, the Company issued convertible debentures of $100,000 to its Chief Executive Officer.
•	In April 2023, $469,129 of amounts owing to officers in MedMelior were forgiven.
•	In March 2023, the Company issued 2,000,000 units to its Chief Executive Officer for gross proceeds received of $200,000.
•	During the six months ended July 31, 2023, the Company recorded $60,000 in subscription proceeds from its Chief Executive Officer.

PROPOSED TRANSACTIONS

There are none.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are estimates and assumptions made by management that may result in material adjustments to the carrying amount of assets and liabilities within the next financial year. Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments.

The following are the critical judgments and estimates that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

•	Expense or capitalization of research and development expenditures;
•	Impairment of non-financial assets;
•	Fair value of financial guarantee liability;
•	Fair value of convertible debentures;
•	Estimation of provision for legal liabilities;
•	Assessment of functional currency;
•	Determination of share-based payment expenses;
•	Allocation of proceeds from issuance of units between common shares and warrants; and
•	Assessment of going concern.

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CHANGES IN ACCOUNTING POLICIES

New Accounting Standards and Interpretations

The following new accounting standards and interpretations were adopted by the Company at February 1, 2024.

IAS 1 – Presentation of Financial Statements

IAS 1 has been amended to modify the requirements introduced by Classification of Liabilities as Current or Non-current on how an entity classifies debt and other financial liabilities as current or non-current in particular circumstances.  Only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. In addition, an entity has to disclose information in the notes that enables users of financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months.

The amendments are to be applied prospectively and are effective for annual periods beginning on or after January 1, 2024.  The amendments did not have a material impact on the Company’s condensed consolidated interim financial statements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

In accordance with IFRS, financial assets are classified into one of the following categories: amortized cost, fair value through other comprehensive income or fair value through profit or loss. Amounts receivable, excluding tax receivables, are classified as amortized cost.  Their carrying values approximate fair value due to their limited time to maturity and ability to convert them to cash in the normal course. Financial liabilities are measured at amortized cost, unless they are required to be measured at fair value through profit or loss.  The Company’s accounts payable and accrued liabilities, due to related parties, convertible debentures and loans payable are measured at amortized cost. The Company’s financial guarantee liability and warrant liabilities are measured at FVTPL.  The carrying values of amounts receivable excluding tax receivables, due to related parties, amounts payable and accrued liabilities and current portion of convertible debentures approximate the fair values due to the short-term nature of these items. The fair values of non-current portion of convertible debentures and loans payable are partially derived from market interest rates. The risk of material change in fair value is not considered to be significant due to a relatively short-term nature.

BetterLife recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At the end of each reporting period, the Company reviews the carrying amounts of long-lived assets to determine whether there is an indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment charge (if any).  The recoverable amount is the higher of the fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset is determined to be less than its recorded amount, the recorded amount of the asset is reduced to its recoverable amount. An impairment charge is recognized immediately in the condensed consolidated interim statement of loss and comprehensive loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.  Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, to a maximum amount equal to the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

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The Company classifies and discloses fair value measurements based on a three-level hierarchy:

a.	Level 1 – inputs are unadjusted quoted prices in active markets for identical assets or liabilities;

b.	Level 2 – inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly; and

c.	Level 3 – inputs for the asset or liability are not based on observable market data.

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies. At July 31 and January 31, 2024, cash was measured and recognized in the condensed consolidated interim statement of financial position using Level 1 inputs in the fair value hierarchy.  Financial guarantee liability and warrant liabilities were measured and recognized in the condensed consolidated interim statement of financial position at fair values that are categorized as Level 3 in the fair value hierarchy.

SHARE DATA

The following table sets forth the outstanding common share, warrants, special warrants, compensation options, stock options and performance share units data for the Company as at September 25, 2024:

	Authorized	Issued
Common shares	Unlimited	129,463,096
Warrants		46,762,768
Stock options		10,215,000
Performance share units		25,000

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company's audited year-end financial results and unaudited quarterly financial results, can be accessed on SEDAR (www.sedar.com) and in the United States on EDGAR (www.sec.gov/edgar).

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